2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

January 27, 2017

Via EDGAR Transmission

Kathryn M. Hinke
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          Delaware Group Income Funds (the "Registrant")
File Nos.: 002-37707/811-02071

Dear Ms. Hinke:

On behalf of the Registrant, the following are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC").  The comments were received on January 19, 2017 with respect to the Registrant's Post-Effective Amendment No. 98 ("PEA No. 98") to its Registration Statement on Form N-1A that was filed on November 30, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  The purpose of the filing was to reposition the Registrant's Delaware Diversified Floating Rate Fund as a bank loan focused strategy that will be re-named the Delaware Floating Rate Fund (the "Fund").  Each Staff comment is summarized below, followed by the Registrant's response to the comment.

A. Prospectus
1. Comment:  Disclose how derivative instruments will be used consistently with the Fund's 80% policy.

Response:  The disclosure in the principal investment strategies section of the Fund summary explains that derivatives instruments may be utilized to effectively convert fixed-rate interest payments from a group of certain Fund portfolio securities into floating-rate interest payments.  Accordingly, the Registrant believes that the Fund's disclosure currently explains how its derivative investments will be consistent with its 80% policy.

2. Comment:  In the principal investment risks section in the Fund summary, remove the disclosure relating to Macquarie Group Limited in the introduction.

Kathryn Hinke
U.S. Securities and Exchange Commission
January 27, 2017

Response:  The Registrant respectfully declines to accept this comment.  The Registrant has been told that because the Manager is an indirect wholly owned subsidiary of Macquarie Group Limited (MGL), this disclosure is required by Australian regulatory authorities.  This disclosure has been previously discussed with the SEC staff and it was agreed that such information could be included in the summary risk section for all Delaware Investments Funds.  For clarity, the Registrant recently added a sentence explaining that notwithstanding Australian regulatory requirements, the Fund is governed by U.S. securities laws.

3. Comment:  In the principal investment risks section in the Fund summary, add an explanation of the risks of investing in floating rate securities.

Response:  The Registrant will add the following disclosure to the principal risk discussion:

"Adjustable Rate Securities – During periods of rising interest rates, because changes in interest rates on adjustable rate securities may lag behind changes in market rates, the value of such securities may decline until their interest rates reset to market rates. During periods of declining interest rates, because the interest rates on adjustable rate securities generally reset downward, their market value is unlikely to rise to the same extent as the value of comparable fixed rate securities."

4. Comment:  Create a separate principal risk for emerging markets in the Fund summary.

Response:  The Registrant will add the following disclosure:

"Emerging markets risk – The risk associated with international investing will be greater in emerging markets than in more developed foreign markets because, among other things, emerging markets may have less stable political and economic environments. In addition, there often is substantially less publicly available information about issuers and such information tends to be of a lesser quality. Economic markets and structures tend to be less mature and diverse and the securities markets may also be smaller, less liquid, and subject to greater price volatility."

5. Comment:  Explain why the S&P/LSTA Leveraged Loan Index is a sufficiently broad- based index as required by Form N-1A.

Response:  The Registrant believes that the S&P/LSTA Leverage Loan Index is a sufficiently broad-based index for the Fund because it is a market value-weighted index designed to measure the performance of the entire U.S. leveraged loan market based upon market weightings, spreads, and interest payments.  The S&P/LSTA Leveraged Loan index is one of the most widely tracked and referenced bank loan indices.  Of the 55 distinct open-end mutual funds in the Morningstar bank loan peer group, 19 funds use this index as their primary benchmark (19 others use Credit Suisse, and the remaining funds benchmark themselves against a handful of other, less commonly followed benchmarks).

Kathryn Hinke
U.S. Securities and Exchange Commission
January 27, 2017

6. Comment:  Consider including the Fund's 80% policy as a bullet point under "Our principal investment strategies."

Response:  The requested change will be made.

7. Comment:  Confirm that the "Sales charge as a % of net amount invested" in the Class A sales charge breakpoint chart is accurate.

Response:  The Registrant confirms that, to the best of its knowledge, this information is accurate.

8. Comment:  Provide more specificity with respect to bullet points 5 and 6 under "Buying Class A shares at net asset value.

Response:  The Registrant respectfully declines to accept this comment as it believes the information in those bullet points provides enough specificity with respect to describing the affected programs and clients.

B. Statement of Additional Information
9. Comment:  Revise the last sentence of the introductory paragraph under  the "Investment Objective, Restrictions, and Policies – Fundamental Investment Restrictions" section to note that the percentage limitations contained in the restrictions and policies apply at the time of purchase of securities except for the limitations on borrowings.

Response:  The requested change will be made.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Anthony G. Ciavarelli
Delaware Investments